Exhibit m.4

MANAGERS AMG FUNDS

ADDENDUM TO

PLAN OF DISTRIBUTION ADOPTED

PURSUANT TO RULE 12b-1 (“RULE 12b-1 PLAN”)

With respect to the shares of the Systematic Mid Cap Value Fund (the “Fund”), the maximum expenditures to be made pursuant to the Rule 12b-1 Plan shall be at an annual rate of 0.25% and 1.00% of the average daily net assets represented by the Fund’s Class A and Class C shares, respectively.

Dated: December [15], 2006